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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-18971

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2017 (MM/DD/YY) AND ENDING December 31, 2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Duncan-Williams, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6750 Poplar Avenue, Suite 300
(No. and Street)

Memphis	TN	38138
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Frank Reid 901-260-6804
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dixon Hughes Goodman LLP
(Name – *if individual, state last, first, middle name*)

999 South Shady Grove Road, Suite 400	Memphis	TN	38138
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Duncan F. Williams, President, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Duncan-Williams, Inc., as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



DEBRA S. SMITH
STATE
OF
TENNESSEE
NOTARY
PUBLIC
SHELBY COUNTY
MY COMMISSION EXPIRES: NOVEMBER 18, 2020

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OATH OR AFFIRMATION

I, Duncan F. Williams, President, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Duncan-Williams, Inc., as of December 31, 20 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Duncan-Williams, Inc.

Audited Financial Statements
and Supplementary Information

December 31, 2017

These financial statements and schedules should be deemed confidential pursuant to subparagraph (e)(3) of Rule 17a-5.

Duncan-Williams, Inc.

Index

December 31, 2017



Report of Independent Registered Public Accounting Firm

To the shareholders and the board of directors of Duncan-Williams, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Duncan-Williams, Inc. (the "Company") as of December 31, 2017, and the related statements of operations, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Duncan-Williams, Inc. as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Company's management. Our responsibility is to express an opinion on Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S federal securities laws and the applicable rules and regulation of the Securities and Exchange Commissions and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, and audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal controls over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risk. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Report on Supplementary Information

The supplementary information contained in Schedules I, II, III, and IV has been subjected to audit procedures performed in conjunction with the audit of Duncan-Williams, Inc.'s financial statements. The supplemental information is the responsibility of Duncan-William, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy



of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Dixon Hughes Goodman, LLP

We have served as the Company's auditor since 2008.

Memphis, Tennessee
February 19, 2018

Duncan-Williams, Inc.

Statement of Financial Condition

December 31, 2017

Assets

Cash		$	390,084
Cash segregated under federal regulations			100,002
Receivables from brokers or dealers and clearing organization			546,198
Securities owned, at fair value			71,462,424
Furniture, equipment and leasehold improvements, net			319,880
Other Assets:			
Accrued interest on securities owned	$ 263,812		
Commissions, claims and other receivables, net	1,715,705		
Deferred income taxes	321,900		
Other receivables and miscellaneous	671,448		2,972,865
		$	75,791,453

See accompanying notes to financial statements.

Duncan-Williams, Inc.

Statement of Financial Condition (Continued)

December 31, 2017

Liabilities and Stockholders' Equity

Liabilities:		
Bank loan payable		$ 2,300,000
Payable to brokers or dealers and clearing organization		15,015,406
Securities sold, not yet purchased, at fair value		27,811,626
Other Liabilities:		
Accounts payable	$ 268,276	
Deferred income taxes	38,200	
Accrued expenses and other	2,837,141	3,143,617
		48,270,649
Stockholders' Equity:		
Common stock:		
Class A (nonvoting) - authorized 1,000,000 shares, issued and outstanding 744,725 shares with par value of $10 a share		7,447,250
Class B (voting) - authorized 6,000 shares, issued and outstanding 1,307 shares with par value of $1 a share		1,307
Additional paid-in capital		2,383,345
Retained earnings		17,688,902
		27,520,804
		$ 75,791,453

See accompanying notes to financial statements.

Duncan-Williams, Inc.

Statement of Operations

For the Year Ended December 31, 2017

Revenues	
Commissions earned	$ 37,885
Other commissions	296,335
Income from trading in debt securities	22,665,424
Profits from underwriting	1,859,318
Margin interest	30,775
Sales of investment company shares	333,922
Fees for account supervision	136,480
Commodities loss	(80,613)
Other revenue related to securities	1,152,914
Other	266,928
	26,699,368
Expenses	
Registered representatives' compensation	15,555,872
Clerical and administrative employees' compensation	1,846,061
Stockholder compensation	857,737
Clearance paid to brokers	540,081
Communications	2,566,607
Occupancy and equipment rental	853,315
Promotional	1,455,326
Interest	370,800
Losses in error	2,242
Data processing costs	427,740
Regulatory fees	333,460
Other	1,281,301
	26,090,542
Income from continuing operations before federal and state income tax expense	608,826
Federal and state income tax expense	294,231
Net Income	$ 314,595

See accompanying notes to financial statements.

Duncan-Williams, Inc.

Statement of Changes in Stockholders' Equity

For the Year Ended December 31, 2017

	Common Stock						
	Shares	Class A Nonvoting	Shares	Class B Voting	Additional Paid-In Capital	Retained Earnings	Total
Balance at January 1, 2017	744,725	$ 7,447,250	1,307	$ 1,307	$ 2,383,345	$ 17,374,307	$ 27,206,209
Net income	-	-	-	-	-	314,595	314,595
Balance at December 31, 2017	744,725	$ 7,447,250	1,307	$ 1,307	$ 2,383,345	$ 17,688,902	$ 27,520,804

See accompanying notes to financial statements.

Duncan-Williams, Inc.

Statement of Cash Flows

For the Year Ended December 31, 2017

Cash Flows from Operating Activities:	
Net income	$ 314,595
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	84,709
Deferred income taxes	132,800
Gain on equipment disposals	21,235
Changes in assets and liabilities:	
Cash segregated under federal regulations	(70)
Receivable from brokers or dealers and clearing organization	(130,689)
Securities owned, at fair value	644,054
Accrued interest, commissions and claims	(149,182)
Other receivables and miscellaneous	41,049
Payables to brokers or dealers and clearing organization	(7,350,752)
Payable to customers	(57,588)
Securities sold, not yet purchased, at fair value	9,048,364
Accounts payable, accrued expenses and other liabilities	(1,143,614)
Net cash provided by operating activities	1,454,911
Cash Flows from Investing Activities:	
Advances on notes receivable agreements	(1,505,000)
Payments on notes receivable agreements	86,107
Net cash used in investing activities	(1,418,893)
Cash Flows from Financing Activities:	
Payments on bank loan payable	(350,000)
Net cash used in financing activities	(350,000)
Decrease in cash	(313,982)
Cash at beginning of year	704,066
Cash at end of year	$ 390,084
Supplemental disclosures of cash flows information:	
Interest payments	$ 370,800
Federal and state income tax paid, net of refunds	$ 141,128

See accompanying notes to financial statements.

Duncan-Williams, Inc.

Statement of Changes in Liabilities Subordinated to Claims of General Creditors

For the Year Ended December 31, 2017

Subordinated borrowings at January 1, 2017	$ -
Increases	-
Decreases	-
Subordinated borrowings at December 31, 2017	$ -

See accompanying notes to financial statements.

Duncan-Williams, Inc.

Notes to Financial Statements

December 31, 2017

1. Operations and Organization

Nature of Business

Duncan-Williams, Inc., (the "Company") a Tennessee Corporation, is a securities full service broker-dealer operating under provisions of the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). Customers' funds and securities are protected to the limits provided by the Securities Investor Protection Corporation.

The Company operates primarily as a principal in transactions for the purchase and sale of various types of debt securities, which include: obligations of the United States government, federal government agencies, various state and local governments and corporate debt. The Company also acts as agent for customers in acquiring certificates of deposits, mutual funds and private placement of mortgage loans.

The Company's securities transactions are made primarily with individuals, financial institutions, credit unions, private organizations and other broker-dealers. Safekeeping services for customer securities are provided by Pershing Clearing Services ("Pershing"), on a fully disclosed basis. These securities are segregated in accordance with rules and regulations of the Securities and Exchange Commission ("SEC") which limits claims only to the owners of such securities.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Transactions

Purchases and sales of securities and related commission revenues and expenses are recorded on a trade date basis.

2. Summary of Significant Accounting Policies (continued)

Fair Value of Financial Instruments

Certain assets and liabilities are recognized, on a recurring or nonrecurring basis, at fair value. Fair value is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company utilizes market data or assumptions that market participants would use in pricing the asset or liability under a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs about which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Derivative Financial Instruments

Derivative financial instruments used for trading purposes, including economic hedges of trading instruments, are carried at fair value. Fair values for exchange-traded derivatives, principally futures, are based on quoted market prices. Fair values for over-the-counter ("OTC") derivative financial instruments, principally swaps, are based on pricing models intended to approximate the amounts that would be received from or paid to a third party in settlement of the contracts. Factors taken into consideration in estimating fair value of OTC derivatives include credit spreads, market liquidity, concentrations, and funding and administrative costs incurred over the life of the instruments.

Unrealized gains or losses on these derivative contracts are recognized currently in the statement of operations as other revenue related to securities. The Company does not apply hedge accounting as financial instruments are marked to market with changes in fair values reflected in earnings. Therefore, the disclosures required in hedge accounting are generally not applicable with respect to these financial instruments. The fair value of futures contracts is recorded in receivable/payable to broker or dealer and clearing organization.

Securities Owned and Securities Sold, Not Yet Purchased

Marketable securities, consisting of corporate bonds, state, municipal, United States and agency obligations are recorded at fair value. Unrealized gains and losses have been included in income from trading on a trade date basis.

2. Summary of Significant Accounting Policies (continued)

Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements are stated at cost, net of accumulated depreciation. Depreciation is computed by the straight-line method over the estimated useful lives of the assets, which range from three to ten years. Ordinary expenditures for maintenance and repair costs are expensed as incurred while major additions and improvements are capitalized.

Long-Lived Assets

The Company records impairment losses on long-lived assets used in operations when events and circumstances indicate that the assets might be impaired and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amounts of those assets. There were no indicators of impairment at December 31, 2017.

Income Taxes

The Company files a separate return as a member of a controlled group and accounts for income taxes under the liability method whereby deferred tax assets and liabilities are determined based on differences between amounts reported for financial reporting purposes and income tax purposes and based on enacted tax rates and laws that will be in effect when the differences are expected to reverse. Income tax expense/benefit is the current tax payable/refundable for the year plus or minus the net change in the deferred income tax assets and liabilities. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Tax positions must meet a recognition threshold of more-likely-than-not in order for the benefit of those tax positions to be recognized in the Company's financial statements. The Company has determined that it does not have any material unrecognized tax positions as of December 31, 2017. Interest and penalties related to income tax assessments, if any, are reflected in income taxes in the accompanying statement of operations.

Profits or Losses from Underwriting

Profits or losses from underwriting includes gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Sales concessions are recorded on settlement date and underwriting fees at the time the underwriting is completed and the income or loss is reasonably determinable.

Advertising

The costs of general advertising, promotion and marketing programs are expensed as incurred and were $643,170 for the year ended December 31, 2017.

2. Summary of Significant Accounting Policies (continued)

Subsequent Events

The Company has evaluated the effect subsequent events would have on the financial statements through February 19, 2018, which was the date the financial statements were issued.

3. Fair Value Measurements

Prices for certain U.S. government and agency obligations are readily available in the active markets in which those securities are traded, and the resulting fair values are categorized as Level 1.

Level 2 investment securities include certain U.S. government and agency obligations, corporate debt obligations, state and municipal obligations and certain types of certificates of deposits for which quoted prices are not available in active markets for identical instruments. The Company utilizes a third party pricing service to determine the fair value of each of these investment securities. Because quoted prices in active markets for identical assets are not available, these prices are determined using observable market information such as quotes from less active markets and/or quoted prices of securities with similar characteristics.

Level 3 investment securities include certain municipal securities that are in technical default. They are valued based on anticipated refinanced proceeds available under current cash flows of the underlying assets reduced for any contingent payments anticipated to refinance.

The following tables present the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis at December 31, 2017.

	Level 1	Level 2	Level 3	Total
Assets				
Securities owned:				
U.S. government and agency obligations	$ -	$54,691,865	$ -	$54,691,865
Corporate obligations	-	1,535,334	-	1,535,334
State and municipal obligations	-	11,445,251	3,492,333	14,937,584
Other securities	-	297,641	-	297,641
Total	$ -	$67,970,091	$3,492,333	$71,462,424
Liabilities				
Securities sold, not yet purchased:				
U.S. government and agency obligations	$25,655,850	$2,155,776	$ -	$27,811,626
Total	$25,655,850	$2,155,776	$ -	$27,811,626

3. Fair Value Measurements (continued)

There were no changes during the year ended December 31, 2017, to the Company's valuation techniques used to measure asset and liability fair values on a recurring basis.

The following is a reconciliation of beginning and ending balances for Level 3 assets and liabilities:

Fair value at January 1, 2017	$3,258,722
Acquisitions	50,609
Less payment received	(350,000)
Change in unrealized gains	533,002
Fair value at December 31, 2017	$3,492,333

The determination of fair value incorporates various factors including not only the credit standing of the counterparties involved, but also the Company's nonperformance risk or its liabilities.

4. Cash and Securities Segregated Under Federal Regulations

In accordance with provisions of Rule 15c3-3 of the SEC, cash of $100,002 has been segregated in special accounts. The amount required to be on deposit at December 31, 2017, was $0.

5. Receivables from and Payables to Brokers or Dealers and Clearing Organization

The amount receivable from and payable to brokers or dealers and clearing organizations at December 31, 2017, consists of the following:

Receivables:	
Unsecured deposits and other with brokers or dealers	$ 446,198
Unsecured deposit with clearing organization	100,000
	$ 546,198
Payables to brokers or dealers and clearing organization	$ 15,015,406

6. Commissions, Claims, Other Receivables

The Company records other receivables, which are comprised of former and current employee advances, at their estimated net realizable value. A note to Grove Affordable Housing, LLC of $1,588,020, including interest at 6.59% is also included in the balance. This note is secured by real property subject to bond indebtedness included in non-marketable securities. Grove Affordable Housing, LLC is currently selling the real property at a price sufficient to retire the carrying value of the bonds and note receivable. The Company charges interest rates ranging from 3.25% to 6.5% on outstanding notes receivable. An allowance for doubtful accounts is recorded based upon management's estimate of uncollectible accounts, determined by analysis of specific accounts.

Delinquent receivables are charged against the allowance when they are determined to be uncollectible by management. The allowance for doubtful accounts was $134,170 at December 31, 2017.

7. Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements consisted of the following at December 31, 2017:

Computer hardware	$ 1,619,789
Furniture and fixtures	966,112
Leasehold improvements	240,039
Office equipment	676,709
	3,502,649
Less: accumulated depreciation	(3,182,769)
Total property, equipment and leasehold improvements, net	$ 319,880

Depreciation expense totaled $84,709 for the year ended December 31, 2017.

8. Bank Loans

The Company has a sole recourse bank loan of $2,300,000 collateralized by municipal bonds with a Level 3 valuation of $3,096,333 at December 31, 2017. The loan bears interest at prime which is 4.50% at December 31, 2017. The loan interest is payable quarterly and principal matures June 16, 2018.

The Company has established a $5,000,000 letter of credit with a bank in December 2016. The term has been extended to February 2018 with a requirement that it has a zero balance for a minimum of two months during the term.

9. Derivative Financial Instruments and Hedging Activities

The Company participates in interest rate swaps fee revenue through various primary broker dealers collected during the issuance of federal agency securities. Included in other revenue related to securities is $394,925 in income from fees earned on these participations for the year ended December 31, 2017.

10. Common Stock

The Company has both Class A nonvoting and Class B voting stock. Class A stock has preferences to dividends and liquidation. Class B stock is restricted in transfer and redemption price.

11. Income Taxes

The provision for income taxes consists of the following:

Current:		
Federal	$ 156,702	
State	4,729	
		$ 161,431
Deferred:		
Federal	86,200	
State	46,600	
		132,800
Net tax expense		$ 294,231

On December 22, 2017, the Tax Cuts and Jobs Act ("Tax Act") was signed into law. The Tax Act reduces the corporate tax rate from 35% to 21% for tax years beginning after December 31, 2017. GAAP requires that the effects of a change in tax law and rates be accounted for in the period of enactment. As a result of the Tax Act, the Company revalued deferred tax assets and liabilities at the enacted rates.

Income tax expense differs from the expense computed at the federal statutory rate primarily due to non-deductible meals and entertainment, and tax exempt income and expense related to municipal securities and changes related to the Tax Act.

The deferred tax asset and liability consist of the following components:

Deferred tax asset:	
Accrued expenses and allowances	$ 321,900
Deferred tax liability:	
Property and equipment and State loss carryovers	$ 38,200

12. 401(k) Retirement Savings Plan

The Company provides a qualified deferred compensation plan (401(k) plan) which is available to all employees upon hire date. The Company matches employee contributions to the plan up to a maximum of $1,000 for each employee after six months of employment. The retirement expense for the year ended December 31, 2017, was $72,271.

13. Commitments and Contingencies

Leases

The Company leases office space under various operating leases through December 2023, with renewal options thereafter. Rent expense is calculated using the straight-line basis and for the year ended December 31, 2017, was $635,562.

Future minimum lease payments due under non-cancelable agreements are as follows:

For the Year Ending December 31	Amount
2018	$ 555,190
2019	535,403
2020	530,206
2021	540,722
2022	551,483
Thereafter	562,488
Total	$ 3,275,492

Legal Matters

The Company is involved in various legal matters arising in the ordinary course of its business. Management is of the opinion that these matters will not have a material adverse effect on the Company's financial statements.

Other Matters

In the normal course of business, the Company enters into underwriting commitments. Transactions relating to such underwriting commitments that were open at December 31, 2017, and were subsequently settled had no material effect on the financial statements as of that date. Open underwriting positions at December 31, 2017 were $300,000. The Company has open transactions that settle on future dates through its Pershing clearing agreement on a fully disclosed basis. At December 31, 2017, buys with a contractual value of $1,323,177,732 and sells of $1,302,909,752 were open.

14. Related Party Transactions

The Company has a shared services agreement with a related party whereby for providing regulatory, advertising, data processing, and accounting services. The Company receives $12,500 per month under this agreement. In 2017 the Company received $138,000 under this agreement.

15. Financial Instruments with Off-Balance Sheet Risks and Concentration of Credit Risk

In the normal course of business, the Company may be exposed to risks in the execution of securities transactions. These transactions involve elements of risk as to credit extended, market fluctuations, and interest rate changes.

The Company's securities transactions clear primarily on a delivery versus payment basis. In transactions with repurchase agreements, margin may be required if market conditions are such as to indicate excessive elements of risk in these transactions. The execution of substantially all purchases and sales of securities requires the performance of another party to fulfill the transactions. In the event that the counterparty to the transaction fails to satisfy its obligation, the Company may be required to purchase or sell the security at the prevailing market price, which may have an adverse effect.

The nature of the securities industry is such that large cash balances are maintained in various financial institutions. These balances may exceed the limits of coverage guaranteed by the Federal Deposit Insurance Corporation.

The Company, as a securities broker-dealer, is engaged in various securities trading activities with a variety of customers including individuals, financial institutions, credit unions, insurance companies, pension plans and other broker-dealers. The Company's exposure to credit risk associated with the non-performance of these counterparties could be impacted by changing market conditions which could impair the counterparty's ability to satisfy their obligations to the Company.

In addition, the Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at December 31, 2017, at fair values of the related securities and will incur a loss if the fair value of the securities increases subsequent to December 31, 2017.

16. Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2017, the Company had net capital of $17,911,112 which was $17,661,112 in excess of its required net capital of $250,000. Withdrawals of excess net capital, including advances to affiliates, are subject to regulatory approval if the withdrawals exceed 30% of excess net capital over a 30-day period or reduce excess net capital below 25% of deductions from net worth. The Company's net capital ratio was .17 to 1 at December 31, 2017.

17. Annual Report on Form X-17A-5

The annual report to the SEC on Form X-17A-5 is available for examination and copying at the Company's office and at the regional office of the SEC.

Duncan-Williams, Inc.

Schedule I

Computation of Net Capital Under Rule 15c3-1

December 31, 2017

Net capital:		
Total stockholders' equity		$ 27,520,804
Deferred tax liability related to nonallowable assets		14,100
Less deductions and charges to capital:		
Non-allowable assets	$ (6,523,303)	
Commodity futures proprietary charges	(588,250)	
Other deductions and/or charges	(384,683)	
Haircuts on securities	(2,127,556)	(9,623,792)
Net capital		$ 17,911,112
Aggregate indebtedness:		
Items included in statement of financial condition:		
Aggregate indebtedness as defined		$ 3,044,666
Total aggregate indebtedness		$ 3,044,666
Minimum required net capital		$ 250,000
Capital in excess of minimum requirement		$ 17,661,112
Ratio of aggregate indebtedness to net capital		.17 to 1

There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A-5 at December 31, 2017.

Duncan-Williams, Inc.

Schedule II

Computation for Determination of Reserve Requirements Under Rule 15c3-3

December 31, 2017

Credit balances:	
Free credit balances and other credit balances in customers' security accounts and monies borrowed collateralized by securities carried for the accounts of customers	
Total credit balances	$ -
Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to Rule 15c3-3	
Total debit balances	$ -
Reserve computation:	
Excess total credits over total debits	$ -
Required deposit at 105% of excess	$ -
Deposits held in reserve:	
Cash segregated for the benefit of customers as of December 31, 2017	$ 100,002

There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A-5 at December 31, 2017.

Duncan-Williams, Inc.

Schedule III

Information Relating to the Possession or Control Requirements Under Rule 15c3-3

December 31, 2017

1.	Customers' fully paid securities and excess margin securities not in the Respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of report date but for which the required action was not taken by Respondent within the time frames specified under Rule 15c3-3.)	$ -
	A. Number of items	-
2.	Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.	$ -
	A. Number of items	-

Duncan-Williams, Inc.

Schedule IV

Reconciliation of the Computation of Aggregate Indebtedness and Net Capital with that of the Registrant as Filed in Part IIA of Form X-17A-5

December 31, 2017

1. Aggregate indebtedness as reported by registrant in Part IIA of Form X-17A-5 as of December 31, 2017	$	3,044,666
Reconciling items		-
Aggregate indebtedness as computed on Schedule I	$	3,044,666
2. Net capital as reported by registrant in Part IIA of Form X-17A-5 as of December 31, 2017	$	17,911,112
Reconciling items		-
Net capital as computed on Schedule I	$	17,911,112

DHG

DIXON HUGHES GOODMAN LLP

Report Of Independent Registered Public Accounting Firm On Duncan-Williams, Inc.'s Compliance Report

Board of Directors
Duncan-Williams, Inc.
Memphis, Tennessee

We have examined Duncan-Williams, Inc.'s statements, included in the accompanying Duncan-Williams, Inc. Compliance Report, that (1) Duncan-Williams, Inc.'s internal control over compliance was effective during the most recent fiscal year ended December 31, 2017; (2) Duncan-Williams, Inc.'s internal control over compliance was effective as of December 31, 2017; (3) Duncan-Williams, Inc. was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2017; and (4) the information used to state that Duncan-Williams, Inc. was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) was derived from Duncan-Williams, Inc. books and records. Duncan-Williams, Inc.'s management is responsible for establishing and maintaining a system of internal control over compliance that has the objective of providing Duncan-Williams, Inc. with reasonable assurance that non-compliance with 17 C.F.R. § 240.15c3-1, 17 C.F.R. § 240.15c3-3, 17 C.F.R. § 240.17a-13, or Rule 2340 of Financial Industry Regulatory Authority that requires account statements to be sent to the customers of Duncan-Williams, Inc. will be prevented or detected on a timely basis. Our responsibility is to express an opinion on Duncan-Williams, Inc.'s statements based on our examination.

We conducted our examination in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the examination to obtain reasonable assurance about whether Duncan-Williams, Inc.'s internal control over compliance was effective as of and during the most recent fiscal year ended December 31, 2017; Duncan-Williams, Inc. complied with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2017; and the information used to assert compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2017 was derived from Duncan-Williams, Inc.'s books and records. Our examination includes testing and evaluating the design and operating effectiveness of internal control over compliance, testing and evaluating Duncan-Williams, Inc.'s compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e), determining whether the information used to assert compliance with 240.15c3-1 and 240.15c3-3(e) was derived from Duncan-Williams, Inc.'s books and records, and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

In our opinion, Duncan-Williams, Inc.'s statements referred to above are fairly stated, in all material respects.

Dixon Hughes Goodman LLP

Memphis, Tennessee
February 19, 2018

Duncan-Williams, Inc.'s Compliance Report

Duncan-Williams, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. 240.17a-5, "Reports to be made by certain broker and dealers"). As required by 17 C.F.R. 240.17a-d(d)(1) and (3), the Company states to the best of its knowledge and belief as follows"

1. The Company has established and maintained Internal Control Over Compliance, as that term is defined in paragraph d(3)(ii) of Rule 17a-5.

2. The Company's Internal Control Over Compliance was effective during the fiscal year ended December 31, 2017 and from January 1, 2017 to December 31, 2017.

3. The Company's Internal Control Over Compliance was effective as of the end of the fiscal year ended December 31, 2017.

4. The Company was in compliance with 17 C.F.R. 240.15c3-1 and 17 C.F.R. 240.15c3-3(e) as of the end of the fiscal year ended December 31, 2017; and

5. The information the Company used to state that the Company was in compliance with 17 C.F.R. 240.15c3-1 and 17 C.F.R. 240.15c3-3(e) was derived from the books and records of the Company.



Duncan-Williams, Inc.
Duncan F. Williams, President
February 26, 2018